Filed by First Mid Bancshares, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Two Rivers Financial Group, Inc.

First Mid Bancshares, Inc. Exchange Act File No.: 001-36434

Message from Joe Dively, CEO:
First Mid to Acquire Two Rivers Financial Group, Inc.

First Mid Team —

After years of cultivating a relationship, we are pleased to announce we have entered into a definitive agreement to acquire Two Rivers Financial Group, Inc., the holding company for Two Rivers Bank & Trust. With headquarters in Burlington, IA, Two Rivers Bank & Trust (Two Rivers) operates 14 branches and a loan production office in southeastern and central Iowa. The origin of our relationship spans as far back as 2012, and we are honored that we were chosen as their strategic partner.

Let me pause here. I recognize this news comes at the end of an intense week, as many of us are realizing an important milestone on the core conversion project. I know how much effort, focus, and dedication that project has required thus far, and I want to acknowledge the fatigue that can come after such a major push. The acquisition of Two Rivers is an exciting step forward for our organization, as we expand into a neighboring state, demonstrating our commitment to continued growth and that First Mid remains an attractive merger partner. While this new chapter will eventually bring new opportunities and tasks, please know there will be some time before we begin integrating and planning next steps. For now, we hope you take a moment to reflect on our recent accomplishments and take pride in the role each of you has played and will continue to play in positioning us for this next phase of success. For now, I'd like to share a little more about this growth opportunity and the partner that has chosen us.

While exploring the values of Two Rivers, we gained insight into their authentic culture and commitment to community banking. This merger expands our geographic footprint into Iowa, bringing us to approximately $9 billion in assets. Our branch locations are complementary, and we do not anticipate closing any locations. Many of the Two Rivers branches are less than an hour drive from current First Mid locations. Their focus on relationships in small business, retail, wealth, and commercial areas aligns well with our products and services. We are excited to bring our expanded services and the benefits of a larger balance sheet to the Two Rivers customers.

As of September 30, 2025, Two Rivers had approximately $1.2 billion in total assets, $901 million in loans, and $988 million in deposits. They are publicly traded on OTCQX under the symbol “TRVR”. Their roots date back to 1904 when they were known as Burlington Savings Bank, eventually changing their name to Two Rivers Bank & Trust. In 1992, Two Rivers Financial Group, Inc. became the parent company of Two Rivers Bank & Trust. Today they offer financial solutions encompassing banking, trust, and investment management services with locations in Ankeny, Burlington, Coralville, Des Moines, Fort Madison, Keokuk, Mediapolis, Mount Pleasant, Urbandale, West Burlington, and West Point, Iowa.

We anticipate the transaction between the two organizations will close in Q1 2026 and completion of the bank merger and systems conversion will occur in Q2 2026. As information becomes available about the closing and conversion activities, further updates will be provided. We will touch more on the Two Rivers acquisition during the upcoming Quarterly Call on October 31, 2025.

The full news release can be found on our website.

Note: Should you receive inquiries from media or the public, please forward them to Marketing@FirstMid.com.

Forward Looking Statements

This document may contain certain forward-looking statements about First Mid and Two Rivers, such as discussions of First Mid’s and Two Rivers’ pricing and fee trends, credit quality and outlook, liquidity, new business results, expansion plans, anticipated expenses and planned schedules. First Mid intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of First Mid and Two Rivers, are identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or similar expressions. Actual results could differ materially from the results indicated by these statements because the realization of those results is subject to many risks and uncertainties, including, among other things, the possibility that any of the anticipated benefits of the proposed transactions between First Mid and Two Rivers will not be realized or will not be realized within the expected time period; the risk that integration of the operations of Two Rivers with First Mid will be materially delayed or will be more costly or difficult than expected; the inability to complete the proposed transactions due to the failure to satisfy conditions to completion of the proposed transactions, including failure to obtain the required regulatory, shareholder and other approvals; the failure of the proposed transactions to close for any other reason; the effect of the announcement of the proposed transactions on customer relationships and operating results; the possibility that the proposed transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events; changes in interest rates; general economic conditions and those in the market areas of First Mid and Two Rivers; legislative and/or regulatory changes; monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality or composition of First Mid’s and Two Rivers’ loan or investment portfolios and the valuation of those investment portfolios; demand for loan products; deposit flows; competition, demand for financial services in the market areas of First Mid and Two Rivers; accounting principles, policies and guidelines; the ability to complete the proposed transactions or any of the other foregoing risks. Additional information concerning First Mid, including additional factors and risks that could materially affect First Mid’s financial results, are included in First Mid’s filings with the SEC, including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

Important Information about the Merger and Additional Information

First Mid will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of Two Rivers that also constitutes a prospectus of First Mid, which will be sent to the shareholders of Two Rivers. Investors in Two Rivers are urged to read the proxy statement/prospectus, which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus and other documents which will be filed by First Mid with the SEC will be available free of charge at the SEC’s website, www.sec.gov. These documents also can be obtained free of charge by accessing First Mid’s website at www.firstmid.com under the tab “Investors Relations” and then under “SEC Filings.” Alternatively, when available, these documents can be obtained free of charge from First Mid upon written request to First Mid Bancshares, P.O. Box 499, Mattoon, IL 61938, Attention: Investor Relations; or from Two Rivers upon written request to Two Rivers Financial Group, Inc., 222 North Main, Burlington, IA 52601, Attention: Frank J. Delaney, Chair & Interim CEO. A final proxy statement/prospectus will be mailed to the shareholders of Two Rivers.

Participants in the Solicitation

First Mid and Two Rivers, and certain of their respective directors, executive officers and other members of management and employees, are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of First Mid is set forth in the proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on March 18, 2025. These documents can be obtained free of charge from the sources provided above. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the proxy statement/prospectus for such proposed transactions when it becomes available.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.